Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

MacDermid, Incorporated:

We consent to the incorporation by reference in the registration statement Form S-8 of MacDermid, Incorporated of our reports dated March 10, 2006, with respect to the consolidated balance sheets of MacDermid, Incorporated as of December 31, 2005 and 2004, and the related consolidated statements of earnings, comprehensive income, cash flows, and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2005, and all related financial statement schedules, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 annual report on Form 10-K of MacDermid, Incorporated.

/s/ KPMG LLP

Denver, Colorado
September 12, 2006